EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
To The Executive Committee of Allergan, Inc.
We consent to the incorporation by reference in the Registration Statements (Nos. 33-29528, 33-44770, 333-09091 and 333-117937) on Form S-8 of Allergan, Inc. of our report dated June 23, 2008, with respect to the statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Allergan, Inc. Savings and Investment Plan.
/s/Lesley, Thomas, Schwarz & Postma, Inc.
Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 25, 2008